Exhibit 99.1

PRESS RELEASE

For Immediate Release

ACI AIRPORT SUDAMÉRICA, S.A.

ANNOUNCES EXCHANGE OFFER RESULTS AS OF EARLY PARTICIPATION DEADLINE FOR ITS 6.875% SENIOR SECURED GUARANTEED NOTES DUE 2032

Montevideo, Uruguay; May 14, 2020 – ACI Airport Sudamérica, S.A. (the “Company”) announced today the results of its previously announced offer (the “Exchange Offer”) to repurchase and exchange any and all of its outstanding 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of U.S.$200,000,000 (the “Existing Notes”) for newly issued 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”) and solicitation (the “Consent Solicitation”) of consents (the “Consents”) to certain proposed amendments to the indenture governing the Existing Notes and certain waivers. As of 5:00 p.m. (New York City time) on May 14, 2020 (the “Early Participation Deadline”), US$ $184,297,000 aggregate original principal amount of Existing Notes, representing approximately 92.15% of the total original principal amount of the Existing Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the Information Agent for the Exchange Offer.

All Existing Notes tendered at or prior to the Early Participation Deadline have been accepted by the Company and are eligible to receive the “Exchange Consideration” and the “Early Participation Premium” set forth in the Exchange Offer Memorandum, dated April 24, 2020 (as supplemented by Supplement No. 1 dated May 8, 2020, the “Exchange Offer Memorandum”).

Eligible Holders tendering Existing Notes for repurchase and exchange for New Notes had the opportunity to validly withdraw and revoke their related Consents at any time prior to 5:00 p.m. (New York City time) on May 14, 2020 (the “Withdrawal Deadline”). The Withdrawal Deadline has passed and holders may no longer withdraw Existing Notes tendered in the Exchange Offer or revoke their Consents delivered in the Consent Solicitation. Based on the participation received to date, the Company has also obtained the requisite Consents to, among others, effect certain proposed amendments to the indenture governing the Existing Notes to provide for the issuance of the New Notes as additional notes under such indenture and to eliminate substantially all of the restrictive covenants and events of default and related provisions with respect to the Existing Notes, and give effect to certain waivers as described in the Exchange Offer Memorandum.

The Exchange Offer and Consent Solicitation will expire at 11:59 p.m. (New York City time) on May 21, 2020 (the “Expiration Deadline”), unless extended by the Company in its sole discretion. Eligible Holders who validly tender Existing Notes after the Early Participation Deadline but at or prior to the Expiration Deadline, and whose Existing Notes are accepted for exchange, will receive the “Exchange Consideration” set forth in the Exchange Offer Memorandum. The Company currently expects the settlement date to be May 26, 2020 (the “Settlement Date”).

The obligation of the Company to accept tendered Existing Notes and delivered Consents pursuant to the Exchange Offer and the Solicitation, respectively, is subject to certain conditions, which include the tender by, and the receipt of the Consents from, Eligible Holders representing at least 80% of the aggregate principal amount of the Existing Notes outstanding. Subject to applicable law, the Company reserves the right to waive any and all conditions to the Exchange Offer.

The Exchange Offer and Consent Solicitation are being made only pursuant to the Exchange Offer Memorandum and only to such persons and in such jurisdictions as is permitted under applicable law.

The Exchange Offer and Consent Solicitation are being made only pursuant to the Exchange Offer Memorandum and only to such persons and in such jurisdictions as is permitted under applicable law. The Exchange Offer is made, and the New Notes will be offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees. Holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offer and the Solicitation (such Holders, “Eligible Holders”).

Documents relating to the Exchange Offer will only be distributed to Eligible Holders who properly complete and return a letter of eligibility confirming that they are within the category of Eligible Holders for this Exchange Offer. Holders who desire to obtain and complete an eligibility letter should either visit the website for this purpose at www.dfking.com/aciairport, or call D.F. King & Co., Inc., the Information Agent and Exchange Agent for the Exchange Offer at (888) 541-9895 (toll-free) or (212) 269-5550 (all other calls) or email aciairport@dfking.com.

This press release does not constitute an offer to exchange the Existing Notes. There shall not be any offer to exchange Existing Notes, exchange of Existing Notes or issuance of the New Notes in any jurisdiction in which such offer to exchange, exchange or issuance would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The New Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

None of the Company, the dealer manager, the trustee or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Existing Notes for New Notes in the Exchange Offer or consent to any of the proposed amendments to the indenture governing the Existing Notes in the Consent Solicitation. Eligible Holders will need to make their own decision as to whether to tender Existing Notes in the Exchange Offer and participate in the Consent Solicitation.

This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

For further information please contact:

Gimena Albanesi

Investor Relations

+5411-4852-6411

gimena.albanesi@caairports.com

ABOUT ACI AIRPORT SUDAMÉRICA, S.A.

The Company is the sole stockholder of Cerealsur S.A. (“Cerealsur”). Cerealsur is a holding company and through its wholly-owned subsidiary, Puerta del Sur S.A. (“PdS”), operates the Aeropuerto Internacional de Carrasco (“Carrasco International Airport”). PdS is also indirectly owned by Corporación América Airports S.A., the largest private sector airport concession operator in the world based on the number of airports under management. Since 2003, PdS has had the responsibility of administrating, operating, managing and maintaining the Carrasco International Airport. PdS has executed a comprehensive management agreement with the Uruguayan government by virtue of which PdS received the concession to operate the Carrasco International Airport. The Carrasco International Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. The Company is committed to provide passengers the best travel experience, with the highest standard of quality and strategic actions that contribute to sustainable development and social responsibility. One of the most important milestones in the history of PdS, was the inauguration of the New Passenger Terminal in December 2009. The work has become a symbol of pride for all Uruguayans, positioning itself as the country’s main gateway. Since its opening it has been decorated with various international prizes, which highlight its architectural merits, esthetics, operative functionality and services.